EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street ir@avino.com Vancouver, BC V6C 3P1 www.avino.com

December 11, 2012	NYSE - AMEX: ASM TSX-V: ASM Berlin & FSE: GV6

APPOINTMENT OF CHIEF OPERATING OFFICER

Avino Silver & Gold Mines Ltd. (“Avino” or “The Company”) is pleased to announce the appointment of Mr. Jose Carlos Rodriguez Moreno as Chief Operating Officer of the Company.

Mr. Rodriguez Moreno is a professional geologist with over 28 years of experience in underground mines and regional exploration in Mexico.

Mr. Rodriguez Moreno graduated in 1984 from the University of Sonora in Hermosillo, Mexico in geology.  He is also a graduate from the Colorado School of Mines with a degree in mineral exploration.   He is joining the Avino management team to strengthen the operational and managerial leadership at the Mine.

Mr. Rodriguez Moreno is very familiar with the underground workings at the Avino Mine as he was the last chief geologist at Avino before the operation ceased in 2001.  Since his last post at Avino, Mr. Rodriguez Moreno has worked for Luzon Minerals Ltd. in the States of San Luis Potosi, Aguascalientes, Zacatecas and Durango, Mexico, as well as for Kings Minerals Ltd., an Australian mining company exploring the Cerro El Gallo project in the state of Guanajuato.  He joined Avino again in 2006 as mine exploration and general manager and was instrumental in the discovery of the San Gonzalo deposit in 2007.  He started rehabilitating the 250 tpd flotation circuit, brought it on line in 2010, and built the water treatment facility for treating mine water and is now moving forward to re-furbish the 1,000 tpd circuit for a total mill throughput of 1,250 tpd.

Founded in 1968, Avino has established a long record of mining and exploration in Mexico. The Company's focus is to bring the property to production. Avino remains well funded.

ON BEHALF OF THE BOARD

“David Wolfin”

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David Wolfin
President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.